POLSKA TELEFONIA CYFROWA SP. Z O.O.

CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE AND THREE MONTH PERIODS ENDED

SEPTEMBER 30, 2003 AND SEPTEMBER 30, 2002

#

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Income Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

Notes		Nine month period ended September 30, 2003 (unaudited)	Three month period ended September 30, 2003 (unaudited)	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)

Net sales	5	4,150,916	1,476,227	3,637,091	1,315,844

Cost of sales	6	(2,658,870)	(844,898)	(2,276,342)	(867,891)
		-------------------	-------------------	-------------------	-------------------
Gross margin		1,492,046	631,329	1,360,749	447,953

Operating expenses	6	(639,436)	(197,737)	(580,531)	(181,911)
		------------------	------------------	------------------	-------------------
Operating profit		852,610	433,592	780,218	266,042

Non-operating items
Interest and other financial income/(expenses)		277,594	(12,887)	217,601	121,855
Interest and other financial expenses		(685,254)	(176,307)	(802,393)	(291,856)
		------------------	------------------	------------------	------------------
Profit before taxation		444,950	244,398	195,426	96,041

Taxation charge	7	(147,545)	(110,573)	(53,253)	(19,324)
		-------------------	-------------------	-------------------	-----------------
Net profit for the period		297,405	133,825	142,173	76,717
		===========	===========	===========	==========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

as at September 30, 2003 and December 31, 2002

(in thousands of PLN)

	Notes	As at September 30, 2003 (unaudited)	As at December 31, 2002
Current assets
Cash and cash equivalents		14,829	54,412
Short-term investments and other financial assets		55,056	12,143
Debtors and prepayments		710,053	620,749
Inventory	8	179,463	234,545
		--------------------	----------------
		959,401	921,849
Long-term assets
Property, plant and equipment	9	3,066,677	3,438,686
Intangible fixed assets	10	2,781,498	2,651,130
Financial assets		230,897	171,288
Deferred costs and other long-term assets		111,028	82,091
		--------------------	--------------------
		6,190,100	6,343,195
		--------------------	--------------------
Total assets		7,149,501	7,265,044
		============	===========
Current liabilities
Accounts payable		118,365	285,277
Amounts due to State Treasury		147,994	57,756
Interest-bearing liabilities	11	109,133	121,122
Accruals		230,202	185,569
Deferred income and other liabilities		199,419	224,358
		-----------------	-----------------
		805,113	874,082
Long-term liabilities
Interest-bearing liabilities	11	4,063,765	4,583,365
Non-interest-bearing liabilities		116,036	165,159
Deferred tax liability		385,735	268,171
Provisions for liabilities and charges		27,332	21,740
		-------------------	-------------------
		4,592,868	5,038,435
		-------------------	-------------------
Total liabilities		5,397,981	5,912,517
		-------------------	-------------------
Capital and reserves
Share capital		471,000	471,000
Additional paid-in capital		409,754	409,754
Hedge reserve		14,939	(86,649)
Accumulated profit		855,827	558,422
		--------------------	-------------------
		1,751,520	1,352,527
		--------------------	--------------------
Total equity and liabilities		7,149,501	7,265,044
		============	===========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

	Nine month period ended September 30, 2003 (unaudited)	Nine month period ended September 30, 2002 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net profit before taxation	444,950	195,426
Adjustments for:
Depreciation and amortization	692,824	694,586
Charge to provision and write-offs of doubtful debtors	29,130	15,595
Charge to provision for inventory	5,220	5,860
Other provisions long-term	5,591	5,716
Foreign exchange losses, net and changes in financial instruments fair value	158,564	235,495
Loss on disposal of tangibles and intangibles	5,096	8,984
Interest expense, net	249,096	349,296
	--------------------	--------------------
Operating cash flows before working capital changes	1,590,471	1,510,958

Decrease in inventory	4 9,862	6,997
Increase in debtors, prepayments and deferred cost	(130,047)	(146,754)
Increase in trade payables and accruals	66,015	285,873
	------------------	------------------
Cash from operations	1,576,301	1,657,074

Interest paid	(363,516)	(406,662)
Interest received	11,367	9,656
Income taxes paid	(30,869)	(850)
Realization of financial instruments	(5,630)	(16,038)
	-----------------	-----------------
Net cash from operating activities	1,187,653	1,243,180

CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of intangible fixed assets	(92,672)	(176,298)
Purchases of tangible fixed assets	(230,629)	(418,243)
Proceeds from short-term investments	-	91,456
Proceeds from sale of equipment and intangibles	8,838	16,734
	------------------	------------------
Net cash used in investing activities	(314,463)	(486,351)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Repayment of Bank Credit Facilities	(392,906)	(152,222)
Redemption of the Notes	(520,053)	(655,621)
	-----------------	-----------------
Net cash used in financing activities	(912,959)	(807,843)

Net decrease in cash and cash equivalents	(39,769)	(51,014)

Effect of foreign exchange changes on cash and cash equivalents	170	536

Cash and cash equivalents at beginning of period	54,400	36,511
	-----------------	-----------------
Cash and cash equivalents at end of period	14,801	(13,967)
	==========	==========

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

 Condensed Consolidated Statements of Changes in Equity

for the nine month period ended September 30, 2003

and for the year ended December 31, 2002

(in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745

Cash flow hedge:

net fair value gain, net of tax	-	-	35,206	-	35,206
				-
reclassified and reported in net profit	-	-	15,258	-	15,258

deferred tax on reclassified item	-	-	(4,271)	-	(4,271)

Net profit for the period	-	-	-	142,173	142,173
	---------------	---------------	---------------	---------------	------------------
Balance as at September 30, 2002 (unaudited)	471,000	409,754	(50,762)	354,119	1,184,111

Cash flow hedge:

net fair value loss, net of tax	-	-	(52,923)	-	(52,923)

reclassified and reported in net profit	-	-	14,952	-	14,952

deferred tax on reclassified item	-	-	(4,188)	-	(4,188)

deferred tax change in rates	-	-	6,272	-	6,272

Net profit for the period	-	-	-	204,303	204,303
	----------------	----------------	---------------	---------------	-------------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527

Cash flow hedge:

net fair value gain, net of tax	-	-	70,876	-	70,876

reclassified and reported in net profit	-	-	42,073	-	42,073

deferred tax on reclassified item	-	-	(11,361)	-	(11,361)

Net profit for the period	-	-	-	297,405	297,405
	----------------	----------------	---------------	---------------	-------------------
Balance as at September 30, 2003 (unaudited)	471,000	409,754	14,939	855,827	1,751,520
	==========	==========	=========	=========	=====================

The accompanying notes are an integral part of these

condensed consolidated financial statements.

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

1.

Incorporation and Principal Activities

Polska Telefonia Cyfrowa Sp. z o.o. (the “Company”) is located in Warsaw, Al. Jerozolimskie 181 and was incorporated by the Notarial Deed dated December 20, 1995 and entered on the National Court Register kept by District Court in Warsaw, XIX Economic Department of National Court Register, Entry No. KRS 0000029159.

The principal activities of the Company are providing cellular telephone communication services in accordance with the GSM 900 and 1800 licenses granted by the Minister of Communications and the sale of cellular telephones and accessories compatible with its cellular services. On December 20, 2000 the Minister of Communications granted the Company a license to provide telecommunication services according to the Universal Mobile Telecommunication System (“UMTS”) standard. The UMTS services should be implemented not earlier than from January 1, 2004 and not later than January 1, 2006 (see Note 2).

The principal activities of the Company are not significantly seasonal nor cyclical.

The Company generates and expends cash through its operating activities mostly in Polish zloty (“PLN”). Therefore Management has designated the PLN as the reporting (functional) currency of the Company. The accompanying condensed consolidated financial statements are reported in thousands of PLN (unless otherwise noted).

Authorization of the condensed consolidated financial statements

These condensed consolidated financial statements have been issued by the Board of Directors on November 6, 2003.

2.

Significant events in the nine month period ended September 30, 2003

On January 20, 2003 the Company has been informed that Telekomunikacja Polska SA (“TP SA”) lodged cassation to the Supreme Court against the Antimonopoly Court’s judgement relating to international traffic rates terminating in the Company’s network. Management supported by an independent legal counsel assesses the situation as causing a contingent liability as the probability that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgement is little.

On February 12, 2003 the Company repurchased on the market the principal amount of EUR 3,000 thousand of the 10 ⅞% Notes – 1.5% of the total initial principal amount
(see Note 11a).

On March 7, 2003 the Company repurchased on the market the principal amount of EUR 2,000 thousand of the 10 ⅞% Notes – 1.0% of the total initial principal amount
(see Note 11a).

On June 30, 2003 the Company exercised its call option and repurchased the outstanding amount of 10 ¾% Notes at the principal value of USD 126,215 thousand (see Note 11a).

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

2.

Significant events in the nine month period ended September 30, 2003 (cont.)

On July 1, 2003 the Company was informed that Tele2 (a local operator) has placed a request to the Office for Telecommunication and Post Regulation (“OTPR”), the Regulator for the Telecommunication Market in Poland, for setting interconnection rates between Tele2 and the Company’s network. As at the day of the authorization of the condensed consolidated financial statements the interconnection rates between Tele2 and the Company have been agreed based on market rates.

On July 10, 2003 the Company submitted a joint application with other operators to the OTPR to shift UMTS start obligations to January 2006 from January 2005, at the same time leaving the option to start in 2004 unchanged.

On September 9, 2003, the Regulator for the Telecommunication Market in Poland issued a  favourable decision to move the UMTS launch deadlines. The Company is required to begin commercial UMTS services not later than January 1, 2006. At the same time, the Regulator modified certain provisions of the UMTS license as follows:

•

Moved the date for achieving a 20 percent population coverage of the UMTS services from December 31, 2005 to December 31, 2007.

•

Remove the requirement to achieve 40 percent population coverage.

3.

Extract from the Company’s Accounting Policies

3.1.

Basis of preparation

The Company maintains its accounting books in accordance with accounting principles and practices employed by enterprises in Poland as required by Polish Accounting Standards (“PAS”). The accompanying condensed consolidated financial statements reflect certain adjustments not reflected in the Company's statutory books to present these statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board.

The differences between IFRS and generally accepted accounting principles in the United States (“US GAAP”) and their effect on net results for the three and nine month periods ended September 30, 2003 and September 30, 2002 have been presented in Note 15 to these condensed consolidated financial statements.

These condensed consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies and methods of computation used in the preparation of the condensed consolidated financial statements are consistent with those used in the annual consolidated financial statements for the year ended December 31, 2002 prepared in accordance with IFRS. There were no new standards or accounting policies in relation to the financial statements prepared in accordance with IFRS implemented by the Company since December 31, 2002.

These condensed consolidated financial statements are not necessarily indicative of results for the full year and should be read in conjunction with the 2002 consolidated financial statements and the related notes.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

3.

Extract from the Company’s Accounting Policies (cont.)

3.1.

Basis of preparation (cont.)

The preparation of condensed consolidated financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on Management’s best knowledge of current events and actions, actual results ultimately may differ from these estimates.

The condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated results of operations, balance sheet and cash flows for each period presented.

With the effect on September 30, 2003 Company changed the accounting estimate, using the specific to PTC bid/ offer rate for denominated assets and liabilities valuation. The change was made to provide more accurate estimation of denominated assets and liabilities, as the rate used is the “leading bank’s”, in which the majority of settlements are made. If the previous bid/ offer rate was used on September 30, 2003, net profit would have been PLN 28,180 lower, then reported.

Apart from the information taken from the consolidated financial statements for the year ended December 31, 2002, these condensed consolidated financial statements contain unaudited information.

3.2.

Group Accounting

These condensed consolidated financial statements include the financial statements of Polska Telefonia Cyfrowa Sp. z o.o. and its wholly owned subsidiaries, PTC International Finance B.V. (in liquidation) and PTC International Finance (Holding) B.V. (consolidated).

1.1.

Presentation of Cash Flow Statement

The  Company  reconsidered  the  nature  of  the  overdraft  facility as an integral  part  of the Company’s cash management and included the overdraft balance  of  PLN  28  and
PLN  30,182  in  cash  and  cash  equivalents in consolidated  statements  of  cash  flows  for the nine month periods ended September 30, 2003 and September 30, 2002, respectively.

Also  as  a result of further reconsideration the Company presented interest paid  and  redemption  of  the Notes in the amount of foreign currency cash outflows  measured  in  zloty  at  an  exchange  rate  from the date of the repayment  where  as previously it was shown in the amount of zloty used to purchase  foreign currency for the purposes of the repayment of interest or note  redemption.  In  order  to conform with the new presentation the Cash Flow  Statement  for the nine month period ended September 30, 2002 working capital  changes  have  been  increased  by  PLN  33,396  and interest paid decreased by the same amount with nil impact on net cash activities.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

4.

Events after the balance sheet date

On October 14, 2003 the Sejm (Lower House of Polish Parliament) approved the new corporate income tax rate for the year 2004 to be 19 percent.  Prior to this coming into effect, the Senat (Upper House of Polish Parliament) must approve the change and it must then be singed by the President. This rate will only be considered the “enacted rate” in accordance with IAS 12 after the President approves the legislation. Management believes that the legislation will be signed and that the new tax rate will be effective by December 2003. However in calculation of deferred tax the current 27 percent rate was used as at the date of the authorization of the condensed consolidated financial statements the process of new corporate income tax rate approval has not been completed and therefore the decline to
19 percent was not fully certain.

On October 16, 2003 the Company and Tele2 signed an interconnection agreement (see
Note 2), the rates agreed will relate to future interconnect traffic.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

5.

Net sales

	Nine month period ended September 30, 2003 (unaudited)	Three month period ended September 30, 2003 (unaudited)	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)

Service revenues and fees	4,023,184	1,426,180	3,501,475	1,271,295
Sales of telephones and accessories	127,732	50,047	135,616	44,549
	-------------------	-------------------	-------------------	-------------------
	4,150,916	1,476,227	3,637,091	1,315,844
	===========	===========	===========	===========

6.

Costs and expenses

	Nine month period ended September 30, 2003 (unaudited)	Three month period ended September 30, 2003 (unaudited)	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)

Cost of sales:
Cost of services sold	1,745,998	584,488	1,541,216	601,965
Cost of sales of telephones and accessories	912,872	260,410	735,126	265,926
	------------------	------------------	------------------	-----------------
	2,658,870	844,898	2,276,342	867,891
	------------------	------------------	------------------	-----------------

Operating expenses:
Selling and distribution costs	461,376	139,072	402,755	119,891
Administration and other operating costs	178,060	58,665	177,776	62,020
	------------------	------------------	------------------	-----------------
	639,436	197,737	580,531	181,911
	-------------------	-------------------	-------------------	-------------------
	3,298,306	1,042,63 5	2,856,873	1,049,802
	===========	===========	===========	===========

Costs and expenses include research and development costs that were expensed when incurred. The research and development costs were immaterial in the above periods.

The rental expenses included in costs and expenses amounted to PLN 112,318 and PLN 108,646 for the nine month periods ended September 30, 2003 and September 30, 2002, respectively. The rental expenses included in costs and expenses amounted to PLN 37,931 and PLN 36,961 for the three month periods ended September 30, 2003 and September 30, 2002, respectively.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

7.

Taxation

The difference between effective tax rate of 33 percent for the nine month period end September 30, 2003, and 27 percent statutory tax rate (see also Note 4) results from incurring non-tax deductible costs including the change in valuation of Note options (see Note 13) and valuation  for doubtful  debt  provision.

8.

Inventory

	As at September 30, 2003 (unaudited)	As at December 31, 2002

Telephones	119,104	172,948
Network spare parts and accessories	99,335	95,353
	-----------------	----------------
	218,439	268,301
Inventory provision	(38,976)	(33,756)
	-----------------	---------------
	179,463	234,545
	==========	=========

9.

Property, plant and equipment

	As at September 30, 2003 (unaudited)	As at December 31, 2002

Land and buildings	220,702	224,546
Plant and equipment	2,248,830	2,544,135
Motor vehicles	7,494	17,343
Other fixed assets	505,859	537,254
Construction in progress	83,792	115,408
	-------------------	------------------
	3,066,677	3,438,686
	===========	===========

During the nine month period ended September 30, 2003 the Company capitalized PLN 2,576 of foreign exchange losses, PLN 2,700 of interest expense and PLN 706 of hedging gains on cross-currency interest rate swaps and forward contracts and during the nine month period ended September 30, 2002 the Company capitalized PLN 7,889 of foreign exchange losses, PLN 7,561 of interest expense and PLN 303 of hedging expense on cross-currency interest rate swaps. During the three month period ended September 30, 2003 the Company capitalized PLN 583 of foreign exchange losses, PLN 784 of interest expense and PLN 204 of hedging gains on cross-currency interest rate swaps and forward contracts and during the three month period ended September 30, 2002 the Company capitalized PLN 2,219 of foreign exchange losses, PLN 2,622 of interest expense and PLN 245 of hedging expense on cross-currency interest rate swaps.

The effective capitalization rate used to determine borrowing costs to be capitalized was 21.0% in nine month period ended September 30, 2003 and 24.8% in nine month period ended September 30, 2002.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

9.

Property, plant and equipment (cont.)

The movement of property, plant and equipment was as follows:

	Land and Buildings	Plant and equipment	Motor vehicles	Other fixed assets	Construction in progress	Total

Cost
As at December 31, 2002	246,705	4,238,496	37,950	696,271	115,408	5,334,830
Additions	-	281	-	5,122	160,718	166,121
Transfers	727	159,654	2,647	25,686	(188,714)	-
Disposals	-	(20,336)	(14,428)	(4,256)	(3,620)	(42,640)
	----------------	-------------------	--------------(14,428)	----------------	----------------	-----------------
As at September 30, 2003	247,432	4,378,095	26,169	722,823	83,792	5,458,311
	----------------	-------------------	--------------	---------------	---------------	---------------
Depreciation
As at December 31, 2002	22,159	1,694,361	20,607	159,017	-	1,896,144
Charge	4,571	451,666	6,138	61,767	-	524,142
Disposals	-	(16,762)	(8,070)	(3,820)	-	(28,652)
	--------------	----------------	--------------	---------------	----------------	-----------------
As at September 30, 2003	26,730	2,129,265	18,675	216,964	-	2,391,634
	---------------	----------------	--------------	---------------	----------------	-----------------
Net book value as at December 31, 2002	224,546	2,544,135	17,343	537,254	115,408	3,438,686
	=========	==========	========	========	=========	==========

Net book value as at September 30, 2003	220,702	2,248,830	7,494	505,859	83,792	3,066,677
(unaudited)	==========	===========	========	=========	=========	==========

Property, plant and equipment held under capital leases without later improvements (included in the previous schedule):

	As at September 30, 2003 (unaudited)			As at December 31, 2002

	Land	Buildings	Other	Land	Buildings	Other

Cost	6,293	197,806	990	6,293	197,806	990
Accumulated depreciation	-	(22,556)	(413)	-	(18,848)	(338)
	----------	--------------	----------	----------	--------------	---------
Net	6,293	175,250	577	6,293	178,958	652
	======	========	======	======	========	======

Capital equipment commitments (not included in liabilities)

	As at September 30, 2003 (unaudited)	As at December 31, 2002

Authorized and contracted	147,483	166,982
Authorized and not contracted	345,686	574,057
	-------------------	------------------
	493,169	741,039
	===========	==========

10.

Intangible fixed assets

	As at September 30, 2003 (unaudited)	As at December 31, 2002

GSM and UMTS licenses	2,486,983	2,335,836
Computer and network software	268,842	287,323
Trademark	108	118
Transaction costs	25,565	27,853
	-------------------	-------------------
	2,781,498	2,651,130
	===========	===========

During the nine month period ended September 30, 2003 the Company capitalized to intangible fixed assets PLN 105,583 of foreign exchange losses, PLN 125,220 of interest expense and PLN 21,811 of hedging gains on cross-currency interest rate swaps and forward contracts and during the nine month period ended September 30, 2002 the Company capitalized to intangible fixed assets PLN 134,698 of foreign exchange losses, PLN  118,991 of interest expense and PLN 3,320 of hedging losses on cross-currency interest rate swaps. During the three month period ended September 30, 2003 the Company capitalized to intangible fixed assets PLN 35,704 of foreign exchange losses, PLN 41,974 of interest expense and PLN 7,267 of hedging gains on cross-currency interest rate swaps and forward contracts and during the three month period ended September 30, 2002 the Company capitalized to intangible fixed assets PLN 26,143 of foreign exchange losses, PLN 41,596 of interest expense and PLN 2,665 of hedging losses on cross-currency interest rate swaps.

The effective annual capitalization rate for the whole period of capitalization from 2000 was 14.9%.

The Company has no intangible assets generated internally.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

10.

Intangible fixed assets (cont.)

The movements of intangible fixed assets were as follows:

	GSM & UMTS Licenses	Computer and network software	Trade Mark	Transaction costs	Total

Cost
As at December 31, 2002	2,718,714	629,957	206	43,050	3,391,927
Additions	-	86,213	-	6,459	92,672
Disposals	-	(12)	-	-	(12)
Capitalization of borrowing costs	208,992	-	-	-	208,992
	-----------------	----------------	----------------	----------------	-----------------
As at September 30, 2003	2,927,706	716,158	206	49,509	3,693,579
	-----------------	-----------------	----------------	----------------	-----------------
Amortization
As at December 31, 2002	382,878	342,634	88	15,197	740,797
Charge	57,845	104,694	10	6,133	168,682
Disposals	-	(12)	-	-	(12)
Other	-	-	-	2,614	2,614
	----------------	----------------	-----------------	----------------	------------------
As at September 30, 2003	440,723	447,316	98	23,944	912,081
	----------------	----------------	-----------------	----------------	------------------
Net book value as at December 31, 2002	2,335,836	287,323	118	27,853	2,651,130
	==========	==========	==========	==========	===========
Net book value as at September 30, 2003	2,486,983	268,842	108	25,565	2,781,498
(unaudited)	==========	==========	==========	==========	===========

The amount of PLN 6,459 represents transaction costs incurred in order to change Bank Credit Facility Agreements to use the funds for Notes redemption (see also Note 11a). The transaction costs are amortized in line with Bank Credit Facility Agreements availability periods.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

11.

Interest-bearing liabilities

	As at September 30, 2003 (unaudited)	As at December 31, 2002

Short-term portion
Interest accrued on Notes	87,165	76,483
Interest accrued on Bank Credit Facilities	5,213	26,557
Finance lease payable	16,727	18,070
Overdraft facilities	28	12
	-------------------	-----------------
	109,133	121,122
	===========	==========

Long-term portion
Long-term Notes	2,707,122	2,950,039
Bank Credit Facilities	603,477	990,217
UMTS license liability	551,199	438,550
Finance lease payable	1 66,506	164,045
Index swaps	3 5,461	40,514
	-------------------	--------------------
	4,063,765	4,583,365
	===========	============

a.

Notes

On February 12, 2003 the Company repurchased on the market the principal amount of EUR 3,000 thousand and on March 7, 2003 the principal amount of EUR 2,000 thousand of the
10 ⅞% Notes (together 2.5% of the total initial principal amount).

On June 30, 2003 the Company called all the outstanding 10 ¾% Notes with a principal amount of USD 126,215 thousand, constituting 49.85% of the initial total amount of the Notes, at the price of 103.583%. The costs related to the redemption of 10 ¾% Notes incurred by the Company amounted to PLN 26,423, which include PLN 17,867 of premium cost and PLN 6,691 of 10 ¾% Note call option written off. The Notes were redeemed from investors on July 1, 2003 by the trustee.

The outstanding balances as at September 30, 2003 of the Notes represent the Company’s liabilities (measured at amortized cost) due to holders of the following Notes:

11¼% Notes – face value of USD 150,000,000 (“11¼ Notes”) maturing on December 1, 2009

11¼% Notes – face value of EUR 282,750,000 (“11¼ Notes”) maturing on December 1, 2009

10⅞% Notes – face value of EUR 182,500,000 (“10⅞ Notes”) maturing on May 1, 2008

b.

Overdraft facilities

The balance of PLN 28 consists of the overdrafts in current accounts according to the agreements signed in previous years.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

12.

Related party transactions

The below transactions consist primarily of roaming services rendered and received as well as consulting services.

Management believes that related party transactions were conducted primarily on market terms.

As at and for nine month period ended September 30, 2003 (unaudited)	As at December 31, 2002 and for nine month period ended September 30, 2002 (unaudited)

Elektrim S.A.

Inter-company receivables	19	-
Inter-company payables and accruals	45	25
Inter-company sales	89	310
Inter-company purchases	172	182

Elektrim Telekomunikacja Sp. z o.o. (“ET”)

Inter-company receivables	9	-
Inter-company payables and accruals	473	368
Inter-company sales	59	102
Inter-company purchases	1,608	2,039

T-Mobile Deutschland GmbH, T-Mobile International AG & Co. KG (“T-Mobile”)

Inter-company receivables	6,723	1,332
Inter-company payables and accruals	6,497	6,447
Inter-company sales	16,597	18,063
Inter-company purchases	17,255	16,127

MediaOne International B.V. (“MediaOne”)

There were no material transactions with MediaOne International B.V.

Vivendi Telecom International (“Vivendi”)

There were no material transactions with Vivendi Telecom International.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

13.

Derivative financial instruments

Type of derivative	Forward contracts	Note options	CC swaps	Index swaps	Trade contract derivatives	Total
Balance as at December 31, 2002 asset/(liability)	(16,620)	127,029	(131,785)	(36,816)	46,652	(11,540)
Cash paid/(received) on realization	(14,211)	-	30,409	(4,206)	(6,362)	5,630
Changes in the fair value together with realization reported in the income statement	161,129	(35,87 4 )	(42,073)	9,629	(6,294)	86,51 7
Changes in the fair value reported in shareholders’ equity (hedge reserve)	-	-	138,836	-	-	138,836
Balance as at	----------------	---------------	----------------	--------------	--------------	----------------
September 30, 2003 asset/(liability) (unaudited)	130,298	91,15 5	(4,613)	(31,393)	33,996	219,44 3
	==========	=========	=========	========	========	=========

Forward contracts are used by the Company to hedge foreign exchange risk related to operational and financial transactions. The Company applies hedge accounting for financial transactions.

Note options represent the estimated fair values of call options embedded in the Company’s Notes. Upon exercise of the call option or upon redemption of the Notes by other means, the fair value of the relevant call option is written back to the income statement immediately. Any reduced interest payments resulting from the redemption of the relevant Notes are recognized as they accrue.

Cross-currency interest rate swaps (“CC swaps”) are designated (except for the contract described below) as hedges against exposure to changes in future cash flows arising from the foreign exchange risk on the future interest coupon payments.

The market value of CC swaps related to the 10 ¾% Notes redeemed in June 2003 amounted to a liability of PLN 28,750 and was written off to income in June 2003 at the date of the Notes redemption. In relation to the remaining fixed USD cash flows due to the Company from the counterparty between January 2004 and July 2005 the Company does not apply hedge accounting. The change in fair value of those hedges was taken to income and classified as a forward in assets after last 10 ¾% Note coupon was paid.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

13.

Derivative financial instruments (cont.)

On March 18, 2003 a new treaty on avoidance of double taxation between Poland and the Netherlands became law. The new treaty will provide for a 5 percent withholding tax on interest payments whereas previously no tax was due. The Republic of Poland has requested an exemption period to the European Union ("EU") Directive  2003/49/EC of June 3, 2003 on a common system of taxation applicable to interest and royalty payments made between associated companies of different member states providing for no withholding taxes to be levied on interest payments between EU members from January 1, 2004. Should Poland be granted the exemption and should the Company be unable to identify reasonable measures to avoid payment of the withholding tax, the Company may become entitled to redeem the
10⅞% Note and 11¼% Notes at face value plus accrued interests and therefore the Company's Management may decide to execute this tax redemption option. No decision has been taken in this respect as at the date of the authorization of the condensed consolidated financial statements.

Ageing analysis of derivatives:

	As at September 30, 2003 (unaudited)		As at December 31, 2002
	Assets	Liabilities	Assets	Liabilities

Short-term portion
Forward contracts	40,499	(340)	-	(22,258)
CC swaps	2,512	(18,244)	-	(43,051)
Index swaps	4,067	-	3,698	-
Trade contract derivatives	7,978	-	8,445	-
	---------------	----------------	--------------	----------------
	55,056	(18,584)	12,143	(65,309)
	=========	=========	========	==========

Long-term part
Forward contracts	90,221	(82)	5,638	-
Note option	91,155	-	127,029	-
CC swaps	21,048	(9,929)	414	(89,148)
Index swaps	-	(35,460)	-	(40,514)
Trade contract derivatives	26,018	-	38,207	-
	----------------	----------------	---------------	------------------
	228,442	(45,471)	171,288	(129,662)
	==========	==========	==========	===========

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

14.

Estimation of the fair values

The following table presents the carrying amounts and fair values of the Company’s financial instruments outstanding as at September 30, 2003 and December 31, 2002, in million PLN. The carrying amounts in the table are included in the balance sheet under the indicated captions.

	As at September 30, 2003 (unaudited)		As at December 31, 2002
	million PLN		million PLN
	Carrying amount	Fair value	Carrying amount	Fair value

Financial Assets
Cash and cash equivalents	15	15	54	54
Short-term investments and other financial assets	55	55	12	12
Debtors and accrued revenue	664	664	600	600
Financial assets (long-term)	231	231	171	171

Financial Liabilities
Current liabilities and accruals	468	468	645	645
Long-term liabilities	3,935	4,353	4,531	4,758

The fair value of derivatives held for trading is based on quoted market prices at the balance sheet date. The fair value of cross-currency interest rate swaps is calculated as the present value of estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

In assessing fair value of non-traded derivatives and other financial instruments, the Company uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Option pricing models and estimated discounted value of future cash flows are used to determine fair value of options split from the Notes and derivatives split from trade contracts.

All “regular way” purchases of financial assets are accounted for at the trade date.

15.

Differences between IFRS and US GAAP

The Company’s condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which differ in certain aspects from US GAAP.

The effects of the principal differences between IFRS and US GAAP in relation to the Company’s condensed consolidated financial statements are presented below, with explanations of certain adjustments that affect total comprehensive net income.

Reconciliation of consolidated net income:

	Nine month period ended September 30, 2003 (unaudited)	Three month period ended September 30, 2003 (unaudited)	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)

Net income under IFRS	297,405	133,825	142,173	76,717

US GAAP adjustments:
(a) Removal of foreign exchange differences and hedging gains on forward contracts capitalized for IFRS	(84,250)	(27,618)	(142,587)	(28,362)
(b) Depreciation and amortization of foreign exchange differences and hedging gains	7,286	2,434	7,105	2,475
(c) Revenue recognition (SAB 101/EITF 00-21)	(369)	20	82	18
(d) SFAS 133/IAS 39	30,474	98,101	(43,949)	(26,658)
(e) Deferred tax on above	21,289	6,989	30,146	6,239
	-----------------	-----------------	-----------------	-----------------
Net gain/(loss) under US GAAP	271,835	213,751	(7,030)	30,429
	==========	==========	==========	==========

Reconciliation of comprehensive income:

	Nine month period ended September 30, 2003 (unaudited)	Three month period ended September 30, 2003 (unaudited)	Nine month period ended September 30, 2002 (unaudited)	Three month period ended September 30, 2002 (unaudited)

Net gain/(loss) under US GAAP	271,835	213,751	(7,030)	30,429

Other comprehensive gain (Hedge Reserve)	100,197	15,099	42,570	9,013
	-----------------	-----------------	-----------------	-----------------
Total comprehensive income under US GAAP	372,032	228,850	35,540	39,442
	==========	==========	==========	==========

15.

Differences between IFRS and US GAAP (cont.)

Reconciliation of consolidated shareholders’ equity:

	As at September 30, 2003 (unaudited)	As at December 31, 2002

Consolidated shareholders’ equity under IFRS	1,751,520	1,352,527

US GAAP adjustments:
(a) Removal of foreign exchange differences and hedging gains on forward contracts capitalized for IFRS	(185,840)	(101,590)
(b) Depreciation and amortization on above	49,047	41,761
(c) Revenue recognition (SAB 101/EITF 00-21)	(852)	(483)
(d) SFAS 133/IAS 39	(59,815)	(90,289)
(e) Deferred tax on above	39,188	17,899
(f) Hedge reserve	(7,291)	(5,898)
	--------------------	------------------
Consolidated shareholders’ equity under US GAAP	1,585,957	1,213,927
	============	===========

a.

Removal of foreign exchange differences and hedging gains and losses capitalized for IFRS

In accordance with IAS 23 Borrowing Costs, the Company capitalizes financing costs, including interest and foreign exchange gains or losses to the extent they adjust interest costs together with related hedging gains and losses, into assets under construction. The financing costs are capitalized only during the period of construction or acquisition of the qualifying assets.

Under Statement of Financial Accounting Standards 52 Foreign Currency Translation, however, foreign exchange differences relating to financing obligations should be included in the income statement of the Company. Consequently, the amounts of foreign exchange differences and offsetting fair value hedging gains and losses capitalized in accordance with IAS 23 in the Company’s condensed consolidated financial statements are expensed under US GAAP and cash flow hedging gains and losses capitalized in accordance with IAS 23 are recognized in hedge reserve.

b.

Depreciation and amortization

The US GAAP adjustments for depreciation and amortization shown above represent the amounts of depreciation and amortization charges relating to capitalized foreign exchanges differences in the Company’s IFRS condensed consolidated financial statements. Since under US GAAP these foreign exchange differences are not permitted to be capitalized and are instead expensed, the depreciation and amortization of these capitalized differences under IFRS has been reversed.

15.

Differences between IFRS and US GAAP (cont.)

c.

Revenue recognition (SAB 101/EITF 00-21)

The Company continues under IFRS the revenue recognition policy based on SAB 101.

Under US GAAP, the Company implemented for the arrangements entered into on or after July 1, 2003 principles of Emerging Issues Task Force No. 00-21 (“EITF 00-21”). EITF 00-21 gives detailed interpretation relating to revenue recognition and addresses certain aspects of the accounting of the elements of the multiple-deliverable arrangements as separate units of accounting.

As the result of implementation of EITF 00-21 the Company has identified multiple element arrangements as it pertains to the sale of handsets and the delivery of service. The effect in  the income and expenses for the arrangements entered in the period from July 1, 2003 till September 30, 2003 that are deferred and recognized ratably over the average expected life of the customer under IFRS are immediately recognized in profit and loss account under US GAAP at the amount of PLN 28,071.

The arrangements entered into before July 1, 2003 are settled under SAB 101 till termination.

d.

SFAS 133

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative instrument’s fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative instrument’s gains and losses to offset related results on the hedged item in the income statement, to the extent effective, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

The Company separates call options from long-term Notes’ host contract and accounts them for as derivatives under IAS 39, while they are not recognized as derivatives under US GAAP.

e.

Transaction costs

IAS 39 requires transaction costs to be included in the initial measurement  of financial assets and liabilities. Under US GAAP these costs should be presented as deferred costs in the amount of PLN 64,592 as at September 30, 2003 and PLN 71,258 as at December 31, 2002.

- # -

POLSKA TELEFONIA CYFROWA SP. Z O.O. AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements

for the nine and three month periods ended September 30, 2003 and September 30, 2002

(in thousands of PLN)

15.

Differences between IFRS and US GAAP (cont.)

f.

Deferred taxation

Under IFRS the Company may, if certain criteria are met, net off deferred tax liabilities and assets and present a net balance in the balance sheet. Under US GAAP current and non-current portions, by tax jurisdiction, of the above should be disclosed separately. As at September 30, 2003 the Company would have recognized under US GAAP PLN 195,581 of net current deferred tax asset (PLN 234,320 as at December 31, 2002) and PLN 542,127 of net long-term deferred tax liability (PLN 484,592 as at December 31, 2002).

Under IFRS changes in fair value of Note options are not taxable transactions, which causes the effective tax rate on US GAAP adjustments to be different compared to corporate income tax rates for the periods.

g.

Other comprehensive income

The hedge reserve under US GAAP constitutes a part of other comprehensive income, a component of shareholders’ equity. Under US GAAP the changes in other comprehensive income (hedge reserve) are reflected in accumulated other comprehensive income. A sum of other comprehensive income and net income for the period represents comprehensive income for the period.

h.

SFAS 95

The Company applied IAS 7 Cash Flow Statement so that cash flow from operating activities begins with net income before taxation, whereas Statement of Financial Accounting Standards No. 95, Statement of Cash Flows requires cash flow from operating activities to begin with net income after tax.

i.

New accounting standards

The implementation of the Statements No. 143, Accounting for Asset Retirement Obligations, No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Correction, No. 146, Accounting for Costs Associated with Exit or Disposal Activities and FIN No. 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others from January 1, 2003 has not caused material changes to the Company’s condensed consolidated financial statements.

In January, 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities (VIEs). The Company plans to apply the transition provisions of FIN 46 as applicable to Foreign Private Investors. To accomplish this, PTC must identify all VIEs, if any, and determine the expected loss and expected residual returns associated with our variable interests in order to consolidate these, if any, as of December 31, 2003. The determination of expected losses and expected residual returns is complex and requires to develop cash flow models. The Company is currently assessing  the impact that the adoption of this interpretation will have on its financial statements.

The Company implemented EITF 00-21 for arrangements entered into on or after July 1, 2003 (see Note 15c).

- # -